FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934





                        For the month of December, 2004


                          HEALTHCARE TECHNOLOGIES LTD.
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                 (Translation of Registrant's name into English)

                  32 Shaham Street, Petach Tikva, Israel 49170
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                    (Address of principal executive offices)


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [X]     Form 40-F [_]

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     An Annual General Meeting of the Shareholders of Healthcare Technologies
Ltd., an Israeli corporation (the "Company"), was held at 10:30 a.m. on December 20, 2004 at 32 Shaham Street, Petach Tikva 49170, Israel. A quorum was present and acting throughout the meeting. All of the following matters that were on the Agenda (and which were previously described in greater details in a Proxy Statement that was sent to the Shareholders) were approved by the requisite vote of the Shareholders:

     a. Election of Mr. Israel Amir and Prof. Samuel Penchas as Class B Directors and Messrs. Daniel Kropf and Yacob Ofer as Class D Directors, each to serve in his respective office subject to the provisions of the Company's Articles of Association

     b. Election of Professor Varda Rotter as an External Director of the Company pursuant to the Companies Law.

     c. Approval of annual service fees in the amount of $120,000 payable by the Company to Gamida Israel in consideration for the services of Mr. Daniel Kropf as Chairman of the Board of Directors, together with certain other terms of service

     d. Approval of the re-granting to Yacob Ofer of options to purchase up to 62,500 Ordinary Shares pursuant to Section 102 of the Israel Tax Ordinance, at an exercise price of $0.86 per Ordinary Share, on the terms approved by the Audit Committee and the Board of Directors.

     e. Approval of the engagement of Eliezer Helfan, Adv., a member of the Board of Directors, for the provision of legal services with respect to the Company's investment in Procognia and the dilution of the Company's holdings following a round of investments in Procognia during 2003, in consideration for $6,000.

     f. Approval of the engagement of Prof. Ethan Rubinstein, a member of the Board of Directors, to attend Procognia's board meeting in London regarding Company's investment in Procognia and the dilution of the Company's holdings following a round of investments in Procognia during 2003, including his expenses incurred therewith amounting to $2,000.

     g. Ratification of the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2004 and for the period commencing January 1, 2005 and until the next annual shareholders meeting.

                            [Form 6-K Signature Page]

     Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    HEALTHCARE TECHNOLOGIES LTD.
                                                    (Registrant)


                                                    By: /S/ Moshe Reuveni
                                                    ---------------------
                                                    Moshe Reuveni
                                                    Chief Executive Officer


Dated: December 22, 2004